Exhibit 99.2

América Móvil

We are the largest provider of wireless communications services in Latin America based on subscribers. As of September 30, 2007, we had 143.4 million subscribers in sixteen countries, compared to 124.8 million at year-end 2006 and 137.2 million as of June 30, 2007. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We had an aggregate of approximately 3.8 million fixed lines in Guatemala, Nicaragua, El Salvador, the Dominican Republic and Puerto Rico as of September 30, 2007, making us the largest fixed-line operator in Central America based on the number of subscribers. We operate GSM networks in all of our principal markets in Latin America, except in Puerto Rico where we expect to begin providing GSM services during 2008.

Our principal operations are:

•

Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide wireless telecommunications services in all nine regions in Mexico. As of September 30, 2007, Telcel had 47.5 million subscribers. Telcel is the largest provider of wireless telecommunications services in Mexico.

•

Brazil. With approximately 27.9 million subscribers as of September 30, 2007, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiaries, BCP S.A., or “BCP,” and Americel S.A., or “Americel,” under the unified brand name “Claro.” Our network covers the main cities in Brazil (including São Paulo and Rio de Janeiro).

•

Southern Cone. We provide wireless services in Argentina, Paraguay, Uruguay and Chile. As of September 30, 2007, we had 16.0 million subscribers in the Southern Cone region. In Argentina, Paraguay and Uruguay we operate under the “CTI Móvil” brand. In Chile, we operate under the “Claro” brand.

•	Colombia. We provide wireless services in Colombia under the “Comcel” brand. As of September 30, 2007, we had 21.3 million wireless subscribers and were the largest wireless provider in Colombia.

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Andean Region. We provide wireless services in Ecuador and Peru. As of September 30, 2007, we had 11.4 million subscribers in the Andean region. We operate under the “Porta” brand in Ecuador and under the “Claro” brand in Peru.

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Central America. We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua. We also provide wireless services in Honduras. In September 2006, our Central American subsidiaries began offering wireless services under the “Claro” brand. As of September 30, 2007, our subsidiaries had 7.3 million wireless subscribers and over 2.1 million fixed-line subscribers in Central America.

•

United States. Our U.S. subsidiary, TracFone Wireless Inc., is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It had approximately 8.8 million subscribers as of September 30, 2007.

•

Caribbean. On December 1, 2006, we consummated our acquisition of Compañía Dominicana de Teléfonos, C. por A., or “Codetel.” Codetel is the largest telecommunications services provider in the Dominican Republic. We provide fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand. On March 30, 2007, we consummated our acquisition of Telecomunicaciones de Puerto Rico, Inc., or “TELPRI.” TELPRI is the largest telecommunications services provider in Puerto Rico. We provide fixed-line and broadband services in Puerto Rico under the “PRT” brand and wireless services under the “Claro” brand. As of September 30, 2007, we had 3 million wireless subscribers and 1.7 million fixed-line subscribers in the Dominican Republic and Puerto Rico.

On August 23, 2007, we entered into an agreement for the acquisition of Oceanic Digital Jamaica Limited in Jamaica. The completion of the transaction is subject to regulatory approvals and other conditions.

Recent Developments

Results of Operations as of and for the Nine Months Ended September 30, 2007 and September 30, 2006

The following is a summary and discussion of certain of our unaudited results as of and for the nine-month period ended September 30, 2007 and 2006. This unaudited condensed interim financial information has been presented on a basis of Mexican Financial Reporting Standards (Normas de Informacion Financiera Mexicanas), or “Mexican FRS”, and is presented in constant Mexican pesos with a purchasing power as of September 30, 2007. As a result of Mexican inflation during the first nine months of 2007, the purchasing power of one Mexican peso as of December 31, 2006 was equivalent to the purchasing power of 1.0225 as of September 30, 2007. As a result, the audited financial statement and other financial information included in our 2006 Form 20-F are not directly comparable to the unaudited condensed interim financial information discussed herein because they are restated in constant pesos at different dates. Management believes that this difference is not material.

Full condensed interim financial statements as of and for the nine months ended September 30, 2007 are not available as of the date of this report, and thus not presented herein.

In the opinion of our management, the unaudited condensed interim financial information set forth below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this selected financial data in a manner consistent with the Mexican FRS presentation made in the audited consolidated financial statements included in our 2006 Form 20-F. The unaudited condensed interim financial information set forth includes the classification of revenues and expenses into ordinary or non-ordinary categories, as required by the new Mexican FRS B-3 “Statements of Income”, which we adopted upon our presentation of full condensed interim financial statements for periods subsequent to January 1, 2007 (see Note 2.a.1 to our consolidated financial statements included in our 2006 Form 20-F). The audited consolidated financial statements included in our 2006 Form 20-F do not include the classification of revenues and expenses into ordinary or non-ordinary categories, as required by the Mexican Accounting Bulletin B-3 in force at December 31, 2006. Results for the first nine months of 2007 are not, however, necessarily indicative of results to be expected for the full year.

The following table sets forth summary unaudited condensed consolidated financial data of América Móvil for the nine-month periods ended September 30, 2006 and 2007.

	For the nine month periods ended September 30
	2006	2007
	(millions of constant Mexican pesos as of September 30, 2007)
	(unaudited)
	(as adjusted)(1)
Operating revenues	Ps. 172,673	Ps. 222,982
Cost of sales and services	78,064	93,196
Commercial, general and administrative expenses	31,387	37,267
Depreciation and amortization	20,117	28,874
Operating income	43,104	63,645
Comprehensive financing costs (income)	1,153	(454)

Net income	32,869	42,088

(1)

In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this prospectus to include the assets, liabilities and results of operations of Amtel and its subsidiary for the nine months ended September 30, 2006. See Note 3 to our audited consolidated financial statements included in our 2006 Form 20-F.

Operating Revenues

We recorded operating revenues of Ps.222,982 million for the first nine months of 2007, representing a 29.1% increase over the first nine months of 2006. This increase in revenues principally reflects subscriber growth and an increase in voice and data traffic. We have been gradually reducing the price per minute applicable to our services in some of our markets, which has generally encouraged greater usage of our wireless services. Our consolidated revenues for the first nine months of 2007 include approximately Ps.14,552 million attributable to our operations in the Dominican Republic and Puerto Rico, whose results we began to consolidate as of December 1, 2006 and April 1, 2007, respectively.

We had approximately 143.4 million wireless subscribers as of September 30, 2007, as compared to 113.9 million as of September 30, 2006 (which represented a 25.9% increase) and 124.8 million as of December 31, 2006 (which represented a 14.8% increase). We experienced subscriber growth in all of our markets during the first nine months of 2007. The table below lists our total wireless subscribers in each of markets as of September 30, 2007 and September 30, 2006.

	As of September 30,		% Growth
	2006	2007
	(thousands)
Mexico	40,720	47,516	16.7%
Argentina	9,002	12,486	38.7
Brazil	22,172	27,981	26.2
Caribbean(1)	—	3,000	—
Central America(2)	5,250	7,345	39.9
Chile	2,103	2,562	21.8
Colombia	18,755	21,257	13.3
Ecuador	5,212	6,596	26.5
Paraguay	344	411	19.5
Uruguay	334	622	86.2
Peru	2,809	4,815	71.4
United States	7,230	8,803	21.8

Total	113,931	143,394	25.9%

(1)	We began consolidating the results of Codetel as from December 1, 2006 and the results of TELPRI s from April 1, 2007.

(2)	Includes El Salvador, Guatemala, Honduras and Nicaragua.

We had 3.8 million fixed-lines as of September 30, 2007 and 2.1 million as of September 30, 2006. Of our 3.8 million fixed-lines as of September 30, 2007, 1.7 million belonged to TELPRI and Codetel.

During the first nine months of 2007, we recorded Ps.192,734 million in service revenues and Ps.30,248 million in equipment revenues, as compared to Ps.145,511 million and Ps.27,162 million, respectively, during the first nine months of 2006. Our service revenues and equipment revenues represented 86.4% and 13.6%, respectively, of our total operating revenues for the first nine months of 2007, as compared to 84.3% and 15.7%, respectively, for the comparable period in 2006.

As compared to the first nine months of 2006, our average revenues per subscriber were affected during the first nine months of 2007 by lower effective rates in some of our principal markets, including Mexico, and by a higher portion of our total subscriber base being represented by prepaid subscribers, which generate, on average, lower revenues than postpaid subscribers.

During the first nine months of 2007, our service revenues (which grew by 32.5% as compared to the first nine months of 2006) increased at a faster rate than our equipment revenues (which grew by 11.4% as compared to the first nine months of 2006). We continue to experience a rapid increase in revenues from services such as data services, including SMS messaging, and other value-added services.

The following table sets forth the percentages of our operating revenues for the first nine months of 2007 and 2006 represented by our regional markets:

Country or Region	% of revenues during first nine months of 2006	% of revenues during first nine months of 2007
Mexico	46.8%	41.1%
Brazil	16.5	18.0
Southern Cone (Argentina, Chile, Paraguay and Uruguay)	8.6	8.8
Colombia	9.2	9.7
Andean Region (Ecuador and Peru)	5.3	5.3
Central America (El Salvador, Guatemala, Honduras and Nicaragua)	7.1	5.5
Caribbean	—	6.5
United States	6.5	5.1

Total	100%	100%

Our non-Mexican operations continue to grow in significance in terms of contribution to our financial performance. Our non-Mexican operations accounted for 58.9% of our operating revenues during the first nine months of 2007, as compared to 53.2% of our operating revenues during the first nine months of 2006.

Operating Costs and Expenses

Our operating costs and expenses (excluding depreciation and amortization) for the first nine months of 2007 increased by 19.2% to Ps.130,463 million, as compared to Ps.109,451 million for the first nine months of 2006. As a percentage of our total revenues, operating costs and expenses decreased to 58.5% during the first nine months of 2007 as compared to 63.4% during the first nine months of 2006. The decrease in our operating costs and expenses as a percentage of revenues primarily reflects our increased scale, lower handset subsidies and cost control measures. In terms of scale, as new subscribers represent a lower percentage of our existing subscriber base, the impact of subscriber acquisition costs on our margins decreases.

The increase in operating costs and expenses in the first nine months of 2007 includes an increase of Ps.11,388 million, or 34.0%, in cost of service, reflecting principally increased interconnection fees and infrastructure costs, an increase of Ps.3,744 million, or 8.4%, in cost of equipment reflecting principally increased handset sales and an increase of Ps.5,632 million, or 17.8%, in selling, general and administrative expenses reflecting principally an increase in our expenses related to the integration of our recently acquired Caribbean operations.

Our depreciation and amortization expenses increased by 43.5% in the first nine months of 2007 compared to the first nine months of 2006, from Ps.20,117 million to Ps.28,874 million. The increase principally reflected new investments in our network and the acceleration of depreciation charges relating to the phase-out of TDMA services in some of our markets.

Operating Income

Our operating income for the first nine months of 2007 totaled Ps.63,645 million, a 47.7% increase compared to Ps.43,104 million for the first nine months of 2006. As a percentage of our revenues, operating income for the first nine months of 2007 increased to 28.5% compared to 25% for the first nine months of 2006. For the first nine months of 2007, we reported positive operating income in all of our geographic markets other than Chile. The improvement in our operating income margin includes significant improvement in margins at many of our South American operations, particularly in Brazil, Colombia and Argentina, where revenues are increasing at a faster rate than costs as a result of our increased scale in those markets.

Comprehensive Financing Cost (Income)

Our comprehensive financing income for the first nine months of 2007 was Ps.454 million, as compared to a comprehensive financing cost of Ps.1,153 million for the first nine months of 2006.

The following table sets forth the components of comprehensive financing cost (income):

	For the nine month periods ended September 30
	2006	2007
	(millions of constant Mexican pesos as of September 30, 2007)
	(unaudited)
	(as adjusted)
Net interest expense	Ps. 3,679	Ps. 3,560
Exchange gain, net	(1,313)	(2,002)
Monetary gain, net	(2,348)	(3,443)
Other financing costs, net	1,135	1,431

	1,153	(454)

During the first nine months of 2007, foreign exchange gains and gains from the impact of inflation on our net debt position more than offset the increase in our net interest expense and other financial expenses. Pursuant to guidelines under Mexican FRS that took effect this year, we have capitalized our financing charges resulting from debt incurred for works in progress.

Income Tax

During the first nine months of 2007, we recorded provisions for income tax of Ps.19,356 million, as compared to Ps.10,640 million in the first nine months of 2006. The increase reflected our increased income during the first nine months of 2007, as well our general use in full of non-operating losses previously generated by several non-Mexican operations.

Net Income

For the nine months ended September 30, 2007, we had net income of Ps.42,088 million. Net income increased by 28.0% from the Ps.32,869 million reported for the nine months ended September 30, 2006. This increase in net income principally reflected our increased operating income, which was partially offset by an increase in our income tax expense.

Outstanding Indebtedness

As of September 30, 2007, we had total indebtedness of Ps.97,327 million, of which Ps.13,317 million, or 13.7%, was classified as short-term debt (including the current portion of long-term debt). As of September 30, 2006, we had total indebtedness of Ps.101,944 million, and as of December 31, 2006, we had total indebtedness of Ps.113,585 (in each case, in constant pesos as of September 30, 2007). Without giving effect to hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.63,077 million, or 64.81%, of our total indebtedness as of September 30, 2007 was denominated in U.S. dollars, and approximately Ps.47,566 million, or 48.9%, bore interest at variable rates.

The maturities of our long-term debt as of September 30, 2007 were as follows:

Years	Amount
(millions of constant Mexican pesos as of September 30, 2007)
2008	Ps. 1,916
2009	10,755
2010	2,564
2011	22,002
2012	5,139
2013 and thereafter	41,633

Total	Ps. 84,010

We regularly assess our interest rate and foreign exchange exposures in order to determine whether to hedge our exposures. We may use derivative instruments to hedge our exposures.

Share Repurchase Program

We have continued to repurchase shares of our capital stock under our share repurchase program. During the first nine months of 2007, we repurchased approximately 238.1 million Series L shares and 231,200 Series A shares for an aggregate consideration of Ps.7,240 million.

Selected Balance Sheet and Other Data

As of September 30, 2007, cash and marketable securities amounted to Ps.27,384 million, as compared to Ps.44,450 million as of December 31, 2006 and Ps.47,839 million as of September 30, 2006. The decrease in cash and marketable securities during the first nine months of 2007 principally reflected the acquisition of TELPRI on March 30, 2007, which required a cash outlay of approximately Ps.24.4 billion. In addition, during the first nine months of 2007, we used approximately Ps.14.2 billion to pay dividends and repurchase shares and Ps.17.9 billion to fund capital expenditures.

Extraordinary Dividend

Our board of directors has decided to recommend the payment of an extraordinary dividend of one peso per share, to our Shareholders’ Assembly. As of September 30, 2007, there were 35.24 billion shares outstanding. If approved by the Shareholders’ Assembly, payment of the dividend is expected to be made on or about November 6, 2007.